Exhibit 99.30

HEADWATERS INCORPORATED

2010 INCENTIVE COMPENSATION PLAN

PERFORMANCE UNIT AWARD AGREEMENT

[Employee’s Name]

Headwaters Incorporated (the “Company”) has granted you a Performance Unit Award (“Award”) under the 2010 Incentive Compensation Plan (the “Plan”), subject to the following terms and conditions of this agreement (the “Agreement”). Each of the capitalized terms herein shall have the meaning given it by the Plan except if the context of such term clearly assumes a different meaning.

Date of Grant	29 April 2010
Number of Performance Units

1. Grant of Award. The Company has granted you the above-listed number of Performance Units, subject to the provisions of this Agreement and the Plan. This Agreement supersedes and replaces the Performance Unit Award Agreement dated on or about 30 October 2008, which has been terminated, and any other long term cash incentive award or program. The Award is intended to be subject to the attainment of Performance Goals as defined in the Plan and to qualify for exemption as performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”).

2. Payment Upon Achievement of Performance Goals. The Final Performance Units, calculated by achievement of Performance Unit Goals by your business unit at the conclusion of the Performance Period as certified by the Committee, shall entitle you to a cash incentive payment under the Plan, subject to possible decrease or elimination as provided in this Agreement, and subject to your continued Service.

(a) Payment Amount. Subject to the terms and conditions of this Agreement, the amount of $1 shall be payable to you with respect to each vested Final Performance Unit.

(b) Performance Period. For purposes of this Award, the Performance Period shall be the period beginning 1 April 2010 and ending as of 30 September 2010 for the Free Cash Flow Performance Goal and shall be 30 September 2011 and 30 September 2012 for the Stock Performance Goals.

3. Performance Goals. The Performance Units will be adjusted at the conclusion of the applicable Performance Period based upon the achievement of the following Performance Goals.

(a) Free Cash Flow Performance. For purposes of this Award, Free Cash Flow is defined as operating income plus depreciation and amortization, plus refined coal (Code §45) tax credits, less capital expenditures, each as determined from the Company’s consolidated financial statements. The first Performance Goal is the accumulation of Free Cash Flow measured during the Performance Period between 1 April 2010 and 30 September 2010. Credit will be given for accumulated Free Cash Flow within a minimum and maximum range. The maximum level of Free Cash Flow will yield a multiplier of 2, the target Free Cash Flow will yield a multiplier of 1, and the minimum level of Free Cash Flow will yield a multiplier of 0.25. Free Cash Flow above the maximum will yield a multiplier of 2, and Free Cash Flow below the minimum will yield a multiplier of 0.

Maximum, Target, Minimum Range	Accumulated Free Cash Flow	Performance Unit Multiplier
Above maximum	>60.3 million	2
Maximum	$60.3 million	2
Target	$48.2 million	1
Minimum	$36.2 million	0.25
Below minimum	<36.2 million	0

Free Cash Flow between the maximum and the minimum amounts will yield a prorated multiplier between 0.25 and 2. The Performance Units times the multiplier will yield adjusted Performance Units.

(b) Stock Performance. Half of the Free Cash Flow adjusted Performance Units then will be multiplied by the 60 day average stock price of Headwaters common stock as reported on the NYSE or other public exchange as of the end of the 30 September 2011 Performance Period, and the remaining half of the Free Cash Flow adjusted Performance Units will be multiplied by the 60 day average stock price of Headwaters common stock as reported on the NYSE or other public exchange as of the end of the 30 September 2012 Performance Period to yield the Final Performance Units as of those respective dates.

PU Award × FCF multiplier × PP stock price = Final Performance Units

4. Vesting. The Final Performance Units shall vest according to the following schedule, subject to possible decrease or elimination as provided in this Agreement, and subject to your continued Service:

Vesting of 50% of Final Performance Units	30 September 2011
Vesting of 50% of Final Performance Units	30 September 2012

5. Form of Payment. The vested Final Performance Units shall be settled solely in cash and be paid to you, or in the event of death, to your estate or to the persons who have acquired by will or by law the right to such amounts, as determined in the sole discretion of the Committee.

6. Time of Payment. Payment for the vested Final Performance Units shall be made during the calendar year that in which the Final Performance Units vest and no later than 120 days after the date the date of vesting.

7. Tax Withholding. The cash payment in settlement of your vested Final Performance Units shall be subject to applicable tax withholdings.

8. Term of Award. This Award shall have a term (the “Term”) beginning on the commencement of the Performance Period and ending on the second anniversary of the end of the Performance Period for the Free Cash Flow Performance Goal, subject to the time of payment provided above.

9. Service Termination. If your Service is terminated voluntarily or involuntarily for any reason, then this Award shall be forfeited and terminate and your rights with respect to the Final Performance Units and any payment with respect thereto shall terminate; provided, however, that you shall remain eligible for payment with respect to Final Performance Units vested for the most recently completed fiscal year during the Term prior to your termination of Service, to the extent not already paid, subject to the provisions of this Agreement otherwise applicable (including possible decrease or elimination as provided in Section 11 and the time for payment set forth in Section 6).

10. Transfer of Award. This Award and any payment under this Agreement shall not be transferable, except by will or the laws of descent and distribution. Any other attempt to transfer or dispose of this Award or Agreement shall be null and void and unenforceable.

11. Discretionary Authority of Committee. This Award is granted under the Plan and will be administered by the Committee which shall have discretionary authority to interpret and administer the Award and this Agreement. The Committee shall determine and certify in writing (before payment of any Final Performance Units) the extent to which the Performance Goals have been achieved and shall adjust the Performance Goals to exclude Special Items as defined under the Plan, The Committee shall have discretionary authority to decrease or eliminate the amounts otherwise payable under the Final Performance Units with respect to the Performance Goals that have been achieved, to terminate this Award at any time, and to make all other determinations and take such other actions with respect to the Award as the Committee may deem advisable to the extent not inconsistent with the provisions of the Plan or applicable law, including the requirements applicable to awards intended to qualify for exemption under Section 162(m) of the Code. The Committee shall not have the authority to increase the amount payable under the Final Performance Units. The determinations of the Committee shall be final and binding on all persons.

12. Plan Terms Govern. The grant of the Performance Units and the settlement of earned Final Performance Units are subject to the provisions of the Plan and any rules that the Committee may prescribe. In the event of any conflict between the terms of the Plan and the terms of this Agreement, the terms of the Plan shall control.

13. Limitations. Nothing in this Agreement or the Plan shall be construed to give you any right to continue in the employ of the Company or any of its Affiliates or to interfere in any way with the right of the Company or any of its Affiliates to terminate your employment at any time. The distribution of any cash in settlement of the Performance Units is not secured by a trust, insurance contract or other funding medium, and you shall not have any interest in any fund or specific asset of the Company by reason of this Award or the bookkeeping account established on your behalf.

14. Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of the other provisions of the Agreement which shall remain in full force and effect. Moreover, if any provision is found to be excessively broad in duration, scope or covered activity, the provision shall be construed so as to be enforceable to the maximum extent compatible with applicable law.

15. Integration. This Agreement and the Plan constitute the entire understanding and agreement of the Company and you with respect to the subject matter contained herein or therein and supersede any prior agreements, understandings, representations or warranties between the Company and you with respect to such subject matter.

16. Compliance with Applicable Laws, Regulations and Rules and the Company’s Policies. In accepting the Award, you agree to comply with all applicable laws, regulations and rules of governing state and federal governmental agencies as well as the applicable regulations and rules of any stock exchange on which the securities of the Company are traded, and any policies as now or hereafter established by the Company, with regard to the Award. You acknowledge and agree that you may be required to disgorge any and all gains and payments under the Award to the extent required by applicable laws, stock exchange regulations and rules, and the policies of the Company. This Award and this Agreement are intended to comply with the provisions of Section 409A of the Code and shall be interpreted in a manner consistent with the requirements of such law to the extent applicable. This Award and this Agreement may be unilaterally amended by the Committee to the extent required to comply with the requirements of Section 409A.

By your signature and the signature of the Company’s representative below, you and the Company consent to the foregoing and agree that this Award is granted under and governed by the terms and conditions of this Agreement and the Plan, which you acknowledge having received and which is made a part of this Agreement. If you would like to receive another copy of the Plan by email, contact Amie Loftus at aloftus@headwaters.com, 801/984-9438 or another member of the legal department.

GRANTEE	HEADWATERS INCORPORATED

Signature	Name:	Kirk A. Benson
	Title:	Chief Executive Officer
Name Printed

5